Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

January 30, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

100 F Street, NE

Washington, D.C. 20549-3628

Attention:       Shane Callaghan

Christina Chalk

Re:	Theseus Pharmaceuticals, Inc.
Schedule 14D-9 filed January 10, 2024
File No. 005-92944

Dear Mr. Callaghan and Ms. Chalk:

This letter (this “Response Letter”) is submitted on behalf of Theseus Pharmaceuticals, Inc. (the “Company”) in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated January 22, 2024 (the “Comment Letter”) with respect to the Company’s Schedule 14D-9 (File No. 005-92944) filed with the Commission on January 10, 2024 (the “Schedule 14D-9”). The Company is concurrently filing Amendment No. 1 to the Schedule 14D-9 (“Amendment No. 1”), which includes changes in response to certain of the Staff’s comments and makes certain other updates to the Schedule 14D-9.

For your convenience, the Staff’s numbered comments set forth in the Comment Letter have been reproduced in bold and italics herein with responses immediately following each comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Schedule 14D-9 and page references in the responses below refer to the Amendment No. 1. Defined terms used herein but not otherwise defined herein have the meanings given to them in the Amendment No. 1.

Past Contacts, Transactions, Negotiations and Agreements, page 3

1.	On page 4 of the Schedule 14D-9, you explain how the CVR Expiration Date, with respect to given CVR Products, will differ from the expiration date of the Disposition Period if a Disposition of those CVR Products occurs during the Disposition Period. Please revise your explanation of the CVR Expiration Date to clarify that CVR Holders are entitled to 80% of the Net Proceeds from such Disposition until the applicable CVR Expiration Date.

Response: The Company respectfully advises the Staff that it has revised the disclosure on pages 2-3 of the Amendment No. 1 in response to the Staff’s comment. Pursuant to the terms of the CVR Agreement, in the event that a Disposition occurs during the 180-day Disposition Period, the CVR Expiration Date, solely with respect to the Disposition proceeds, shall be extended by the earlier of three (3) years following the date of the closing of the Merger, or the mailing by the Rights Agent to the address of each CVR Holder of all potential contingent payments required to be paid under the terms of the CVR Agreement. CVR Holders are entitled to payment of Disposition proceeds thirty (30) days following Parent’s receipt of the gross proceeds from such Disposition. To further clarify, for example, in the event that an agreement for a Disposition is signed during the 180-day Disposition Period but the Disposition does not close until after the 180-day Disposition Period (but before the CVR Expiration Date in such case), CVR Holders would still be entitled to 80% of the Net Proceeds of such Disposition.

The Solicitation or Recommendation, page 12

2.	Refer to the disclosure in the first and second complete paragraphs on page 13 of the Schedule 14D-9 regarding the Company’s exploration of strategic alternatives in July - September 2023, which resulted in preliminary negotiations with seven parties. In the second paragraph, you state that in early November 2023, the Company determined to disengage from discussions with Party X and to abandon discussions with the other six potential transaction parties as well “due to changes in market conditions.” However, shortly thereafter, on November 13, 2023, the Company announced publicly that it had determined to undergo a “review of strategic alternatives.” Please revise to further explain why the Company decided to stop engaging with the seven parties identified in the first two complete paragraphs on page 13 of the Schedule 14D-9, and then shortly thereafter, renewed an evaluation of strategic alternatives. Your expanded disclosure should describe the specific “changes in market conditions” that precipitated this decision, and why those conditions did not preclude a restart of the auction process almost immediately thereafter.

Response: The Company respectfully advises the Staff that it has revised the disclosure on page 3 of the Amendment No. 1 in response to the Staff’s comment.

3.	Beginning at the bottom of page 13 of the Schedule 14D-9, you reference Parties “A” and “B” who each have representation on the Theseus Board and who submitted a joint acquisition proposal to acquire the Company. Since each of Parties A and B filed an amendment to their respective Schedule 13Ds disclosing their joint proposal, please revise to identify these entities by name.

Response: The Company respectfully advises the Staff that it has provided the requested disclosure on page 3 of the Amendment No. 1 in response to the Staff’s comment.

4.	Refer to the disclosure at the bottom of page 16 of the Schedule 14D-9. We note that the Company received multiple proposals from other parties concerning an acquisition transaction but endorsed Parent’s proposal because “the Special Committee determined . . . that Parent’s experience in executing similar transactions in the same industry in which the Company operates yielded a higher probability of successful transaction execution and that Parent’s ability to more rapidly wind-down operations could result in higher value to Theseus stockholders.” Since Parent’s identity was apparently a significant factor in the Company’s decision to recommend this transaction instead of multiple proposals received from other parties, please revise your disclosure to identify by name the other parties who submitted proposals (rather than identifying them by letter). Alternatively, explain why such information is not material under these circumstances.

Response: The Company respectfully advises the Staff that it has revised the disclosure on page 3 of the Amendment No. 1 in response to the Staff’s comment. The Company respectfully advises the Staff that Parent’s identity in and of itself was not a significant factor in the Company’s decision to proceed in negotiations with Parent, but rather it was the need to move forward on a favorable timeline with a counterparty that would maximize value for shareholders and had experience negotiating and completing similar transactions and therefore, presented fewer execution risks. Thus, the Company respectfully advises the Staff that it believes the identities of other third parties were not significant factors in the Company’s decisions in the transaction process.

5.	We note on page 18 of the Schedule 14D-9 that representatives of Parent and Theseus exchanged drafts of the CVR Agreement, Limited Guaranty and Merger Agreement between December 20, 2023 to December 21, 2023. Please revise your disclosure in this background section to provide more detail regarding any communications or negotiations concerning TCP providing the Limited Guaranty.

Response: The Company respectfully advises the Staff that it has revised the disclosure on page 4 of the Amendment No. 1 in response to the Staff’s comment.

6.	We note Theseus management’s dissolution analysis on pages 22-23 of the Schedule 14D-9. Please also summarize the material assumptions and limitations of this dissolution analysis, including why management assumed that (i) 70% of the available cash would be disbursed to stockholders at the commencement of the dissolution process, (ii) 75% of the remaining portion of cash would be available for later distribution, and (iii) those later distributions should be discounted using a rate of 5.0%.

Response: The Company respectfully advises the Staff that, based upon management’s business judgment and good faith estimate, Company management assumed a holdback amount of 30%, yielding the assumption that approximately 70% of available cash would be distributed upon an initial filing for dissolution. Additionally, given that the actual percentage of the remaining amount after the initial distribution that would be available for further distribution would depend on several uncertain factors (as described on page 23 of the Schedule 14D-9), management, based upon management’s business judgment and good faith estimate, assumed that the portion of the remaining amount after the initial distribution and payment of the Company’s obligations during the Holdback Period (as shown in the table on page 23 of the Schedule 14D-9) that would be available for further distribution would be 75%. The Company further respectfully advises the Staff that the assumed 5.0% discount rate was calculated, in management’s business judgment and good faith estimate, as approximately 100 basis points higher than the three-year U.S. Treasury yield at the time of the preparation of the dissolution analysis.

7.	In the last bullet point on page 25 of the Schedule 14D-9, we note the reference to “certain internal information, primarily consisting of a dissolution analysis of Theseus” (emphasis added). We further note the reference to a cash forecast on page 18 of the Schedule 14D-9. Please state in your response letter whether Leerink Partners received additional nonpublic forecasts, projections, or other information utilized in its fairness analysis as described in this section. If so, please summarize such information in the Schedule 14D-9.

Response: The Company respectfully advises the Staff that Leerink Partners did not receive any additional nonpublic forecasts, projections, or other information for purposes of its fairness analysis.

If you have any questions or would like further information concerning the Company’s responses to your Comment Letter, please do not hesitate to contact me at BLiggio@goodwinlaw.com or (617) 570-1622.

Sincerely,

/s/ Blake Liggio
Blake Liggio

CC:	Bradford D. Dahms, President and Chief Financial Officer
Theseus Pharmaceuticals, Inc.
Blake Liggio, Esq.
Robert Puopolo, Esq.
Goodwin Procter LLP